Exhibit 99.1

ATA Creativity Global Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Beijing, December 15, 2023 -- ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated December 12, 2023, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid prices of the Company’s American depositary shares (the “ADSs”) for the 30 consecutive business days ending December 12, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until June 10, 2024, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s ADSs must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days during such 180-calendar-day period. In the event the Company does not regain compliance by June 10, 2024, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional compliance period.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options, including without limitation, a reverse share split, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “will,” “should,” “could,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “outlook,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. All information provided in this press release is as of the date of this press release, and ACG undertakes no duty to update such information to reflect events or circumstances that arise after the date hereof, except as required under applicable law.

For investor and media inquiries, please contact:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com